ALLEGHANY CORPORATION

1411 Broadway

New York, New York 10018

September 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation Form 10-K for the Fiscal Year December 31, 2016 Filed February 22, 2017 File Number: 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated June 9, 2017, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”), and in connection with Alleghany’s response letter dated July 6, 2017 (the “July Response Letter”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2016 Form 10-K. All references in the following information to page numbers in the 2016 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2016 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2016 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

6. Liability for Loss and LAE

(c) Supplementary Information on Incurred and Paid Loss and LAE Development, page 150

1.	Refer to your response to our prior comment 4 in our May 3, 2017 letter. We acknowledge your statement that your ability to provide accident year incurred and paid loss and LAE information for each line within reinsurance segment – casualty & other would require significant undue effort. The table on page 3 of your response depicts reinsurance segment – casualty & other into two categories: 1) D&O, E&O, general liability and medical malpractice and 2) all other lines. Each of these categories, as indicated in the table, are material as a percentage of your net loss and LAE reserves as of December 31, 2016, and presumably each category’s net premiums earned and net loss and LAE incurred and paid for the year then ended is material as a percentage of their respective consolidated totals. Information in the table about these two categories suggests that reinsurance segment – casualty & other includes the aggregation of lines that have significantly different settlement durations. In order for us to more fully evaluate the appropriateness of this aggregation including your assertion that the aggregation does not obscure the overall characteristics of the claims liabilities, their reporting patterns, payout patterns or duration presented, and additional disaggregation would not provide an investor with additional insight into your business, please provide us incurred and paid loss and LAE information for each of the two categories identified above similar to what would be required under ASC 944-40-50-4B and 50-4D.

RESPONSE: As we noted in Alleghany’s initial response letter dated May 17, 2017, the conversion of data from underwriting year and disaggregation of data between lines of business that are covered in a single contract require significant estimation, are at risk of inconsistency and would diminish reliability and ultimately be of limited use to the reader. We also noted in the July Response Letter that further disaggregation of our reinsurance segment – casualty & other entails a significant project timeline and that we endeavor to reply to the Staff with the requested information by no later than September 15, 2017.

Since the July Response Letter, we have compiled the requested information, which is attached hereto as Exhibit A.

Exhibit A

Reinsurance Segment – Casualty & Other (D&O liability, E&O liability, General Liability and Medical Malpractice)

	Incurred Loss and LAE, Net of Reinsurance
	Year Ended December 31,										As of December 31, 2016
Accident Year	2007 (unaudited)	2008 (unaudited)	2009 (unaudited)	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016	IBNR
	(in millions)
2007	$1,063.9	$1,081.9	$1,091.5	$1,106.7	$1,109.9	$1,101.4	$1,096.0	$1,064.8	$1,049.3	$1,041.2	$113.1
2008		1,105.1	1,126.5	1,150.6	1,180.4	1,199.2	1,205.4	1,209.8	1,187.2	1,178.7	142.9
2009			1,059.8	1,074.7	1,091.0	1,101.9	1,094.9	1,107.8	1,129.4	1,123.4	154.6
2010				1,098.6	1,101.9	1,090.7	1,063.5	1,015.5	999.3	977.6	219.5
2011					996.0	1,009.6	994.6	974.6	959.1	949.9	245.5
2012						877.5	877.5	875.9	860.8	833.1	289.9
2013							798.6	802.2	799.2	777.5	371.2
2014								801.8	791.1	794.3	465.0
2015									794.8	799.0	608.9
2016										776.7	687.7

Total Incurred Loss and LAE for the 2007 through 2016 accident years										$9,251.4

	Paid Loss and LAE, Net of Reinsurance
	Year Ended December 31,
Accident Year	2007 (unaudited)	2008 (unaudited)	2009 (unaudited)	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016
	(in millions)
2007	$36.6	$127.3	$200.4	$359.4	$488.6	$592.3	$669.3	$732.3	$808.3	$841.3
2008		55.2	99.5	214.5	374.8	521.1	655.4	766.5	852.0	901.2
2009			24.8	105.0	221.2	366.7	493.3	621.8	749.2	814.4
2010				33.8	108.4	208.5	322.3	438.7	573.9	644.3
2011					29.6	89.4	206.4	373.4	501.8	595.1
2012						46.9	106.8	201.1	316.6	435.7
2013							22.2	85.1	176.6	296.4
2014								29.8	107.5	229.6
2015									32.2	100.4
2016										34.8

Cumulative Paid Loss and LAE for the 2007 through 2016 accident years										$4,893.2

Total incurred loss and LAE for the 2007 through 2016 accident years										$9,251.4
Cumulative paid loss and LAE for the 2007 through 2016 accident years										4,893.2
Unpaid loss and LAE, net of reinsurance recoverables, prior to 2007										623.2

Unpaid loss and LAE, net of reinsurance recoverables, as of December 31, 2016										$4,981.4

Reinsurance Segment – Casualty & Other (All Other Lines)

	Incurred Loss and LAE, Net of Reinsurance
	Year Ended December 31,										As of December 31, 2016
Accident Year	2007 (unaudited)	2008 (unaudited)	2009 (unaudited)	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016	IBNR
	(in millions)
2007	$979.3	$942.1	$946.5	$926.5	$904.3	$897.0	$894.2	$889.0	$888.7	$887.1	$9.1
2008		1,157.6	1,174.6	1,161.2	1,114.0	1,114.1	1,117.9	1,115.0	1,117.2	1,114.9	11.4
2009			1,169.1	1,114.0	1,086.5	1,066.8	1,071.0	1,063.8	1,064.1	1,062.7	15.4
2010				1,024.5	1,007.0	985.9	978.3	967.2	954.0	950.3	26.0
2011					1,031.2	1,023.6	1,007.6	992.8	973.0	963.7	38.3
2012						1,022.3	1,059.9	1,056.8	1,005.5	983.9	74.4
2013							850.8	868.8	838.4	823.4	82.5
2014								850.4	833.0	808.8	138.7
2015									763.4	768.6	180.5
2016										1,118.0	607.4

Total Incurred Loss and LAE for the 2007 through 2016 accident years										$9,481.4

	Paid Loss and LAE, Net of Reinsurance
	Year Ended December 31,
Accident Year	2007 (unaudited)	2008 (unaudited)	2009 (unaudited)	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016
	(in millions)
2007	$317.4	$594.4	$712.4	$777.8	$793.8	$809.8	$825.7	$840.5	$849.1	$854.1
2008		397.5	753.8	922.6	962.4	994.2	1,020.8	1,042.7	1,060.0	1,071.3
2009			457.2	745.2	868.6	918.7	951.9	975.5	1,000.0	1,014.3
2010				404.9	671.3	776.5	832.7	866.7	884.8	897.5
2011					376.5	606.4	752.7	820.9	858.8	880.2
2012						354.8	614.5	740.0	792.7	828.3
2013							265.4	523.5	613.3	663.0
2014								251.2	421.1	523.3
2015									218.5	409.1
2016										367.2

Cumulative Paid Loss and LAE for the 2007 through 2016 accident years										$7,508.3

Total incurred loss and LAE for the 2007 through 2016 accident years										$9,481.4
Cumulative paid loss and LAE for the 2007 through 2016 accident years										7,508.3
Unpaid loss and LAE, net of reinsurance recoverables, prior to 2007										143.9

Unpaid loss and LAE, net of reinsurance recoverables, as of December 31, 2016										$2,117.0

***

Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr.
Senior Vice President and chief financial officer

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